KELSO TECHNOLOGIES INC.

Consolidated Interim Financial Statements
For the six months ended June 30, 2015
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL REPORT

The accompanying unaudited interim financial report of the Company has been prepared by and is the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of this financial report in accordance with securities legislation and the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Kelso Technologies Inc.
Consolidated Interim Statements of Financial Position
June 30, 2015
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

	June 30,	December 31,
	2015	2014

Assets
Current
Cash and cash equivalents	$4,504,940	$9,895,463
Accounts receivable	1,841,481	2,850,180
Prepaid expenses	337,264	58,432
Inventory (Note 6)	7,454,888	4,161,506

Total Current Assets	14,138,573	16,965,581
Intangible assets (Note 8)	804,779	320,899
Property, plant and equipment (Note 7)	3,491,430	3,396,922
Deposit	12,780	12,780

Total Assets	$18,447,562	$20,696,182

Liabilities
Current
Accounts payable and accrued liabilities (Notes 10, 11)	$1,647,785	$3,122,256
Income tax payable	405,126	975,000

Total Liabilities	$2,052,911	$4,097,256

Shareholders’ Equity
Capital Stock (Note 9) Common shares (Note 9 (a))	22,340,843	22,141,417
Reserves (Note 9 (b))	2,915,598	2,375,598
Deficit	(8,861,790)	(7,918,089)

Total Shareholders’ Equity	16,394,651	16,598,926

Total Liabilities and Shareholders’ Equity	$18,447,562	$20,696,182

Approved on behalf of the Board:

“Peter Hughes” (signed)
Peter Hughes, Director

“William Troy” (signed”)
William Troy, Director

See notes to consolidated interim financial statements

Kelso Technologies Inc.
Consolidated Interim Statements of Changes in Equity
For the six months ended June 30, 2015 and 2014
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

	Capital Stock			Share-based
	Number		Share	expenses
	of shares	Amount	subscriptions	reserve	Deficit	Total

Balance, December 31, 2013	43,020,326	$18,086,144	$16,816	$2,201,701	$(11,507,420)	$8,797,241
Exercise of warrants	474,988	881,240	-	-	-	881,240
Exercise of options	525,000	292,434	-	-	-	292,434
Subscriptions received	-	-	88,184	-	-	88,184
Dividends paid	-	-	-	-	(436,450)	(436,450)
Net income for the period	-	-	-	-	2,304,421	2,304,421
Balance, June 30, 2014	43,620,043	18,405,144	105,000	2,201,701	(9,639,449)	11,927,070

Balance, December 31, 2014	45,246,752	22,141,417	-	2,375,598	(7,918,089)	16,598,926
Exercise of options	675,000	199,426	-	-	-	199,426
Share-based expense	-	-	-	540,000	-	540,000
Dividends paid	-	-	-	-	(1,377,653)	(1,377,653)
Net income for the period	-	-	-	-	433,952	433,952
Balance, June 30, 2015	45,921,752	$22,340,843	$-	$2,915,598	$(8,861,790)	$16,394,651

See notes to consolidated interim financial statements

Kelso Technologies Inc.
Consolidated Interim Statements of Operations and Comprehensive Income
For the six months ended June 30, 2015 and 2014
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014

Revenues	$4,596,741	$5,648,384	$11,468,425	$11,128,418
Cost of Goods Sold	3,222,439	3,018,499	7,127,021	5,943,065

Gross Profit	1,374,302	2,629,885	4,341,404	5,185,353

Expenses
Share-based expense (Note 9 (b))	-	-	540,000	-
Management fees (Note 10)	243,392	299,653	549,834	614,292
Consulting and investor relations	209,950	111,520	386,070	217,390
Accounting and legal	75,036	66,391	164,212	126,767
Office and administration	439,245	289,537	741,673	470,515
Research	202,933	66,370	380,891	137,306
Travel	109,080	74,505	200,160	117,043
Marketing	194,915	130,259	400,918	228,211
TSX Listing Fee	-	200,000	-	200,000
Unrealized foreign exchange loss (gain)	(283,621)	(15,147)	132,411	19,117

	1,190,930	1,223,088	3,496,169	2,130,641

Income (Loss) before the following	183,372	1,406,797	845,235	3,054,712
Interest income	25,710	17,849	36,996	17,849
Income tax	(103,999)	(343,800)	(448,279)	(768,140)

Net Income (Loss) and Comprehensive Income (Loss) for the Period	$105,083	$1,080,846	$433,952	$2,304,421

Basic and Diluted Earnings (Loss) Per Share	$0.00	$0.02	$0.01	$0.05

Weighted Average Number of Common Shares Outstanding
Basic	45,388,943	43,289,119	45,388,943	43,289,119
Diluted	46,757,514	46,758,417	46,757,514	46,758,417

See notes to consolidated interim financial statements

Kelso Technologies Inc.
Consolidated Interim Statements of Cash Flows
For the six months ended June 30, 2015 and 2014
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

	June 30,	June 30,
	2015	2014

Operating Activities
Net income	$433,952	$2,304,421
Items not involving cash
Amortization of equipment and patent	135,946	53,579
Share-based expense	540,000	-
Income tax	-	768,140
Unrealized foreign exchange	132,411	-

	1,242,309	3,126,140

Changes in non-cash working capital
Accounts receivable	1,008,699	(623,709)
Prepaid expenses and deposit	(278,832)	(269,477)
Inventory	(3,293,382)	(1,226,924)
Accounts payable and accrued liabilities	(1,474,471)	571,094
Income tax payable	(569,874)	-

	(4,607,860)	(1,549,016)

Cash Used in Operating Activities	(3,365,551)	1,577,124

Investing Activities
Property and equipment	(211,421)	(2,362,107)
Intangible assets	(502,913)	-

Cash Used in Investing Activities	(714,334)	(2,362,107)

Financing Activities
Issue of common shares	199,426	1,173,674
Shares subscribed	-	88,184
Divided paid	(1,377,653)	(436,450)

Cash Used in Financing Activities	(1,178,227)	825,408
Foreign exchange effect on cash	(132,411)	-

Inflow (Outflow) of Cash	(5,390,523)	40,425
Cash, Beginning of Period	9,895,463	4,462,531

Cash, End of Period	$4,504,940	$4,502,956

Supplemental Cash Flow Information (Note 12)

See notes to consolidated interim financial statements

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2015 and 2014
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

1.	NATURE OF OPERATIONS

Kelso Technologies Inc. (the “Company”) designs, engineers, markets, produces and distributes various proprietary pressure relief valves and manway securement systems designed to reduce the risk of environmental harm due to non-accidental events in the transportation of hazardous commodities via railroad tank cars. The Company trades on the Toronto Stock Exchange (“TSX”) under the symbol “KLS”, and the NYSE (“NYSE”) under the trading symbol “KIQ”. The Company listed on the Toronto Stock Exchange on May 22, 2014 and on the NYSE Markets Exchange on October 14, 2014. The Company’s head office is located at 7773 118A Street, Delta, British Columbia, V4C 6V1.

Effective December 31, 2012, the Company changed its fiscal year-end to December 31.

2.	BASIS OF PREPARATION

	(a)	Statement of compliance

These unaudited interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including International Accounting Standards (“IAS”) 34 Interim Financial Reporting. The condensed unaudited interim financial statements do not include all of the disclosures required for a complete set of annual financial statements and should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2014, which have been prepared in accordance with IFRS as issued by the IASB.

(b)	Basis of presentation and consolidation

The consolidated financial statements include the accounts of the Company and its integrated wholly-owned subsidiaries, Kelso Technologies (USA) Inc. and Kelso Innovative Solutions Inc.; both are Nevada, USA, corporations. Intercompany transactions and balances have been eliminated.

(c)	Functional and presentation currency

The functional and presentation currency of the Company and its subsidiaries is the US dollar (“USD”).

(d)	Significant management judgment and estimation uncertainty

The preparation of consolidated financial statements in conformity with IFRS requires the Company’s management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the consolidated financial statements and notes thereto. Actual amounts may ultimately differ from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

2.	BASIS OF PREPARATION (Continued)

	(d)	Significant management judgment and estimation uncertainty (Continued)

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2015 and 2014
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

Significant management judgments

The following are significant management judgments in applying the accounting policies of the Company that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses:

(i)	Recognition of deferred tax assets

The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Company’s future taxable income against which the deferred tax assets can be utilized. In addition, significant judgment is required in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

(ii)	Functional currency

The functional currency for the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of its subsidiaries is the USD. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

Estimation uncertainty

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.

(i)	Impairment of long-lived assets

Long-lived assets consist of intangible assets, property, plant and equipment, and deferred product costs. In assessing impairment, management estimates the recoverable amount of each asset or cash-generating unit based on expected future cash flows and uses an interest rate to discount them. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate. To date, the Company has not recognized any impairment losses of long-lived assets.

(ii)	Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain intangible assets and equipment.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2015 and 2014
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

	(d)	Significant management judgment and estimation uncertainty (Continued)

Estimation uncertainty (Continued)

(iii)	Inventories

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company’s inventory valuation and impact gross margins.

(iv)	Share-based expense

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. For equity settled awards, the fair value is charged to the consolidated statement of operations and comprehensive income and credited to the reserves, over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of the equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions, including the expected price, expected volatility and expected life of the options. Changes in these assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

(v)	Allowance account for credit losses

The Company provides for bad debt by analyzing the historical default experience and current information available about customer’s credit worthiness on an account by account basis. Uncertainty relates to the actual collectability of customer balances that can vary from the Company’s estimation.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(e)	Approval of the consolidated financial statements

The consolidated financial statements of Kelso Technologies Inc. for the period ended June 30, 2015 were approved and authorized for issue by the Board of Directors on August 6, 2015.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2015 and 2014
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

(f)	Accounting standards effective during the year

The following new standards have been adopted for the fiscal year beginning January 1, 2014.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

Amends IAS 32 Financial Instruments: Presentation to clarify certain aspects because of diversity in application of the requirements on offsetting, focused on four main areas:

•	the meaning of “currently has a legally enforceable right of set-off”

•	the application of simultaneous realization and settlement

•	the offsetting of collateral amounts

•	the unit of account for applying the offsetting requirements.

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)

Amends IAS 36 Impairment of Assets to reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique.

The application of these standards has not had a material impact on the results and financial position of the Company.

(g)	New accounting standards issued but not yet effective

IFRS 9 Financial Instruments

IFRS 9 was issued by the IASB in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: Recognition and Measurement. The revised financial liability provisions maintain the existing amortized cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss; in these cases, the portion of the change in fair value related to changes in the entity's own credit risk is presented in other comprehensive income rather than within profit or loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The impact of IFRS 9 on the Company’s consolidated financial statements has not yet been determined.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2015 and 2014
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

	(g)	New accounting standards issued but not yet effective (Continued)

IFRS 15 Revenue from Contracts with Customers

IFRS 15 provides a single, principles based five-step model to be applied to all contracts with customers.

The five steps in the model are as follows:

•	Identify the contract with the customer

•	Identify the performance obligations in the contract

•	Determine the transaction price

•	Allocate the transaction price to the performance obligations in the contracts

•	Recognize revenue when (or as) the entity satisfies a performance obligation.

Guidance is provided on topics such as the point in which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various related matters. New disclosures about revenue are also introduced. IFRS is applicable to annual periods beginning on or after January 1, 2017. The impact of IFRS 15 on the Company’s consolidated financial statements has not yet been determined.

3.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies.

(a)	Cash equivalents

Cash equivalents include short-term liquid investments with maturities of 90 days or less, are readily convertible into known amounts of cash and which are subject to insignificant changes in value.

(b)	Inventory

Inventory components include raw materials and supplies used to assemble valves and manway covers, as well as finished valves and manway covers. All inventories are recorded at the lower of cost on a weighted average basis and net realizable value. The stated value of all inventories includes purchase and assembly costs of all raw materials and supplies, and attributable overhead and amortization. A regular review is undertaken to determine the extent of any provision for obsolescence.

(c)	Intangible assets

The Company’s intangible assets include manway patents, eduction tube line (“ETS”) rights and product development costs with a finite useful life.

The patents are capitalized and amortized on a straight-line basis over their thirteen-year protective term. The rights are capitalized and amortized on a straight-line basis over their two-year useful life.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2015 and 2014
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Intangible assets (Continued)

Product and technology development costs, which meet the criteria for deferral and are expected to provide future benefits with reasonable certainty are deferred and amortized over the estimated life of the products or technology. The Company commenced deferring development costs associated with the manway securement systems. The costs are amortized on a straight-line basis over a ten-year period based on the estimated useful life of the product.

(d)	Amortization

Property, plant and equipment are stated at cost less accumulated amortization. Leasehold improvements are amortized on a straight-line basis over the lease term. Amortization is calculated over the estimated useful life of the property, plant and equipment on a declining-balance basis at the following annual rates:

Building	– 4%
Leasehold improvements	– 20%
Production equipment	– 20%
Vehicles	– 30%

(e)	Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risks and rewards of ownership pass to the customer upon shipment of the pressure relief valves and/or manway securement systems. Provisions for sales discounts and returns from customers are made at the time of sale.

(f)	Impairment of non-current assets

The Company’s tangible and intangible assets are reviewed for an indication of impairment at each statement of financial position date. If indication of impairment exists, the asset’s recoverable amount is estimated. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflow from other assets or groups of assets.

The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2015 and 2014
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(g)	Income taxes

		(i)	Current and deferred income taxes

Income tax expense, consisting of current and deferred tax expense, is recognized in the consolidated statements of operations. Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income (loss) in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(ii)	Texas margin tax

Effective January 1, 2007, the state of Texas enacted an annual franchise tax known as the Texas margin tax, which is equal to 1% of the lesser of: (a) 70% of a taxable entity’s revenue; and (b) 100% of total revenue less, at the election of the taxpayer: (i) cost of goods sold; or (ii) compensation. A provision for the margin tax owing has been recorded in the consolidated statements of operations and comprehensive income.

(h)	Foreign currency translation

The accounts of foreign balances and transactions are translated into USD as follows:

(i)	Monetary assets and liabilities, at the rate of exchange in effect at the consolidated statement of financial position date;

(ii)	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)	Revenue and expense items (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange prevailing at the transaction date.

Gains and losses arising from translation of foreign currency are included in the determination of net income (loss).

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2015 and 2014
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)	Earnings per share

The Company presents basic earnings per share data for its common shares, calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of shares outstanding during the period. The Company uses the treasury stock method for calculating diluted earnings per share. Under this method the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

(j)	Share-based expense

The Company grants share options to acquire common shares of the Company to directors, officers, employees and consultants. The fair value of share-based expense to employees is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period for employees using the graded vesting method. Fair value of share-based expenses for non-employees is recognized and measured at the date the goods or services are received based on the fair value of the goods or services received. If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based expense is measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model.

For both employees and non-employees, the fair value of share-based expense is recognized on the statements of operations and comprehensive income (loss), with a corresponding increase in reserves. The amount recognized as expense is adjusted to reflect the number of share options expected to vest. Consideration received on the exercise of stock options is recorded in capital stock and the related share-based expense in reserves is transferred to capital stock.

(k)	Capital stock

Proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Any previously recorded share-based expense included in the share-based expenses reserve is transferred to capital stock on exercise of options. Capital stock issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from the issuance of units are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in capital stock, and any related amount recorded in warrants reserve is transferred to capital stock.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2015 and 2014
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)	Financial instruments

(i)	Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company’s accounting policy for each category is as follows:

Fair value through profit or loss

This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried at fair value with changes in fair value recognized through profit or loss. Cash and cash equivalents are included in this category of financial assets.

Loans and receivables

These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. Accounts receivable are included in this category of financial assets.

(ii)	Financial liabilities

The Company classifies its financial liabilities in the following category:

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost using the effective interest rate method. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method. Other financial liabilities are classified as current or non-current based on their maturity date. Accounts payable is included in this category of financial liability.

Other financial liabilities are classified as current or non-current based on their maturity date.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2015 and 2014
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

4.	CAPITAL MANAGEMENT

The Company considers its capital to be comprised of shareholders’ equity.

The Company’s objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company’s approach to capital management during the year. There are no externally imposed restrictions on the Company’s capital.

5.	FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash is classified as a financial asset at FVTPL, accounts receivable is classified as loans and receivables, and accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. The carrying value of these instruments approximates their fair values due to their short term to maturity.

The Company has exposure to the following risks from its use of financial instruments:

•	Credit risk;

•	Liquidity risk; and

•	Market risk.

(a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash and cash equivalents are placed with major Canadian and US financial institutions and the Company’s concentration of credit risk for cash and cash equivalents and maximum exposure thereto is $4,504,940 (2014 - $9,895,463).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management’s expectations. The Company’s credit risk with respect to accounts receivable and maximum exposure thereto is $1,841,481 (2014 - $2,850,180). The Company’s concentration of credit risk for accounts receivable with respect to Customer A is $420,915 (2014 - $987,819), while Customer B is $362,373 (2014 - $305,730) (note 14). The Company has no balances past due or impaired.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2015 and 2014
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

5.	FINANCIAL INSTRUMENTS (Continued)

(b)	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At June 30, 2015, the Company has $4,504,940 (2014 - $9,895,463) of cash and cash equivalents to settle current liabilities of $2,052,911 (2014 - $4,097,256) with the following due dates: trade accounts payable of $1,443,941 (2014 - $2,412,302); management bonus payable of $197,293 (2014 - $694,767); taxes payable of $405,126 (2014 - $975,000) and; due to related party balance of $6,551 (2014 - $15,187). All payables are due within a year.

(c)	Market risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates. The Company’s cash and cash equivalents consist of cash held in bank accounts and short-term liquid investments that earn interest at variable rates. Due to the short-term nature of these financial instruments, fluctuations in market rates of interest do not have a significant impact on the estimated fair value or future cash flows.

(ii)	Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in Canadian dollars (“CAD”). The Company does not manage currency risk through hedging or other currency management tools.

As at June 30, 2015 and December 31, 2014, the Company’s had the following assets denominated in CAD (amounts presented in USD):

	June 30, 2015	December 31, 2014
Cash	$2,519,976	$5,750,011
Accounts payable	49,534	53,744
	$2,470,442	$5,696,267

Based on the above, assuming all other variables remain constant, a 10% weakening or strengthening of the USD against the CAD would result in approximately $247,000 (2014 - $570,000) foreign exchange loss or gain in the consolidated statements of operations and comprehensive income (loss).

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2015 and 2014
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

5.	FINANCIAL INSTRUMENTS (Continued)

	(c)	Market risk (Continued)

		(iii)	Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to other price risk.

6.	INVENTORY

	June 30, 2015	December 31, 2014
Finished goods	$906,488	$1,073,024
Raw materials and supplies	6,548,400	3,088,482
	$7,454,888	$4,161,506

Included in cost of goods sold is $5,782,952 (2014 - $10,404,064) of direct material costs recognized as expense.

7.	PROPERTY, PLANT AND EQUIPMENT

			Leasehold	Production
Cost	Land	Building	improvements	equipment	Vehicles	Total

Balance, December 31, 2013	$12,558	$210,661	$41,797	$105,141	$28,181	$398,338
Additions	-	2,727,305	1,918	474,352	-	3,203,575
Balance, December 31, 2014	$12,558	$2,937,966	$43,715	$579,493	$28,181	$3,601,913
Additions	-	17,935	-	193,486	-	211,421
Balance, June 30, 2015	$12,558	$2,955,901	$43,715	$772,979	$28,181	$3,813,334
Accumulated Amortization
Balance, December 31, 2013	-	16,019	14,142	26,073	12,855	69,089
Amortization	-	62,331	5,723	63,248	4,600	135,902
Balance, December 31, 2014	$-	$78,350	$19,865	$89,321	$17,455	$204,991
Amortization	-	57,468	2,385	55,452	1,608	116,913
Balance, June 30, 2015	$-	$135,818	$22,250	$144,773	$19,063	$321,904
Carrying Value
December 31, 2014	$12,558	$2,859,616	$23,850	$490,172	$10,726	$3,396,922
June 30, 2015	$12,558	$2,820,083	$21,465	$628,206	$9,118	$3,491,430

Included in cost of goods sold is $116,913 (2014 - $9,834) of amortization related to property, plant and equipment.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2015 and 2014
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

8.	INTANGIBLE ASSETS

			Product
			Development
	Patent	Rights	costs	Total

Cost
Balance, December 31, 2012	$40,840	$65,000	$117,932	$223,772
Additions	-	-	-	-
Balance, December 31, 2013	40,840	65,000	117,932	223,772
Additions	-	-	180,552	180,552
Balance, December 31, 2014	$40,840	$65,000	$298,484	$404,324
Additions	-	-	502,913	502,913
Balance, June 30, 2015	$40,840	$65,000	$801,397	$907,237
Accumulated Amortization
Balance, December 31, 2012	$12,376	$-	$-	$12,376
Amortization	3,025	32,500	-	35,525
Balance, December 31, 2013	15,401	32,500	-	47,901
Amortization	3,024	32,500	-	35,524
Balance, December 31, 2014	$18,425	$65,000	$-	$83,425
Amortization	1,512	-	17,521	19,033
Balance, June 30, 2015	$19,937	$65,000	$17,521	$102,458

Carrying Value
December 31, 2014	$22,415	$-	$298,484	$320,899
June 30, 2015	$20,903	$-	$703,876	$804,779

Included in cost of goods sold is $19,033 (2014 - $8,881) of amortization related to rights.

The Company is obligated to pay a 5% royalty from sales of their manway securement systems. During the period ended June 30, 2015, there were revenues from sales of the manway securement systems totalling $859,079 (2014 - $Nil). The Company also holds a number of other patents, which have been fully amortized as at June 30, 2015.

On November 28, 2012, the Company signed an agreement to acquire all proprietary manufacturing rights to an ETS for $65,000. The vendor entered into a consulting agreement with the Company for a period of twenty-four months for a fee of $6,500 per month. The Company is obligated to pay a 7% royalty from sales on all ETS sold over the duration of the consulting contract. The contract terminated in December 31, 2014. During the six months ended June 30, 2015, there were revenues of $900 (2014 - $14,509) from the sales of the ETS.

9.	CAPITAL STOCK

Authorized:

Unlimited Class A non-cumulative, preferred shares without par value, of which 5,000,000 are designated Class A, convertible, voting, preferred shares

Unlimited common shares without par value

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2015 and 2014
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

9.	CAPITAL STOCK (Continued)

Issued:

(a)	Common shares

During the six months ended June 30, 2015, the Company issued 675,000 shares pursuant to the exercise of share purchase options for gross proceeds of $199,426.

During the year ended December 31, 2014, the Company issued:

(i)

795,000 shares pursuant to the exercise of 795,000 share purchase options for proceeds of $471,336, of which $12,816 was received during the year ended December 31, 2013. Fair value previously recognized on options exercised of $243,504 was reclassified from reserves to capital stock.

(ii)	1,431,426 shares pursuant to the exercise of share purchase warrants for proceeds of $3,340,433, of which $4,000 was received during the year ended December 31, 2013.

(b)	Stock options

The Company has a stock option plan (the “Plan”) available to employees, directors, officers and consultants with grants under the Plan approved from time to time by the Board of Directors. Under the Plan, the Company is authorized to issue options to purchase an aggregate of up to 10% of the Company's issued and outstanding common shares. Each option can be exercised to acquire one common share of the Company. The exercise price for an option granted under the Plan may not be less than the market price at the date of grant less a specified discount dependent on the market price.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2015 and 2014
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

9.	CAPITAL STOCK (Continued)

	(b)	Stock options (Continued)

Options to purchase common shares have been granted to directors, employees and consultants as follows:

Exercise		Year Ended				Period Ended
Price	Expiry	December 31				June 30,
(CAD)	Date	2014	Granted	Exercised	Expired	2015

$ 0.24	June 2, 2015	530,000	-	530,000	-	-
$ 0.24	October 4, 2015	100,000	-	-	-	100,000
$ 0.58	July 22, 2016	365,000	-	125,000	-	240,000
$ 0.58	August 25, 2016	100,000	-	-	-	100,000
$ 1.45 (USD)	March 31, 2017	770,000	-	-	-	770,000
$ 0.65 (USD)	October 30, 2017	150,000	-	20,000	-	130,000
$5.90 (USD)	January 7, 2016	-	500,000	-	-	500,000
$ 0.70	October 7, 2019	28,571	-	-	-	28,571
$6.85	November 14, 2019	100,000	-	-	-	100,000
$6.25 (USD)	July 7, 2019	100,000	-	-	-	100,000

Total outstanding		2,243,571	500,000	675,000	-	2,068,571
Total exercisable		2,243,571	500,000	675,000	-	2,068,571

Exercise		Year Ended				Year Ended
Price	Expiry	December 31				December 31,
(CAD)	Date	2013	Granted	Exercised	Expired	2014

$ 0.55	February 9, 2014	150,000	-	150,000	-	-
$ 0.65	November 25, 2014	150,000	-	150,000	-	-
$ 0.24	June 2, 2015	530,000	-	-	-	530,000
$ 0.24	October 4, 2015	300,000	-	200,000	-	100,000
$ 0.58	July 22, 2016	400,000	-	35,000	-	365,000
$ 0.58	August 25, 2016	100,000	-	-	-	100,000
$ 1.45 (USD)	March 31, 2017	870,000	-	100,000	-	770,000
$ 0.65 (USD)	October 30, 2017	310,000	-	160,000	-	150,000
$ 6.25 (USD)	July 7, 2019	-	100,000	-	-	100,000
$ 0.70	October 7, 2019	28,571	-	-	-	28,571
$ 6.85	November 14, 2019	-	100,000	-	-	100,000
Total outstanding		2,838,571	200,000	795,000	-	2,243,571
Total exercisable		2,838,571	-	-	-	2,243,571

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2015 and 2014
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

9.	CAPITAL STOCK (Continued)

	(b)	Stock options (Continued)

A summary of the Company’s stock options as at June 30, 2015 and December 31, 2014, and changes for the periods then ended are as follows:

		Weighted
		Average Exercise
	Number	Price (CAD)

Outstanding, December 31, 2013	2,838,571	$0.78
Granted	100,000	$6.25	(USD)
Granted	100,000	$6.85
Exercised	(795,000)	$0.69
Outstanding, December 31, 2014	2,243,571	$1.49
Granted	500,000	$5.90	(USD)
Exercised	(675,000)	$0.26
Outstanding, June 30, 2015	2,068,571	$2.63

The weighted average contractual life for the remaining options at June 30, 2015 is 1.4 (December 31, 2014 – 1.9) years.

Share-based expense

Share-based expense of $540,000 (year ended - December 31, 2014 - $417,401), was recognized in the period ended June 30, 2015 for stock options granted. Stock options granted vested immediately on grant date.

The fair value of stock options is determined using the Black-Scholes option pricing model with assumptions as follows:

	Six months ended June	Year ended December
	30, 2015	31, 2013

Risk-free interest rate (average)	1.3%	1.09%
Estimated volatility (average)	45%	154%
Expected life in years	5	5
Expected dividend yield	0.00%	0.00%
Estimated forfeitures	0.00%	0.00%
Grant date fair value per option	$1.08	$2.08

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2015 and 2014
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

9.	CAPITAL STOCK (Continued)

(b)	Stock options (Continued)

Option pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

(c)	Share purchase warrants

As at June 30, 2015 the Company has no share purchase warrants outstanding.

10.	RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, being the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and the Executive Vice-President of Business Development who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

	June 30, 2015	June 30, 2014

Management compensation	$352,541	$272,073
Management bonus*	$197,293	$342,219

* The Company has management bonus agreements whereby 10% of the annual income before taxes and share-based expense is equally distributed to management.

As at June 30, 2015, amounts due to related parties, which is unsecured and has no interest or specified terms of payments, is $203,844 (2014 - $353,527) consisting of $197,293 (2014 - $342,219) for management bonus payable and $6,551 (2014 - $11,308) for reimbursement of expenses to a director of the Company.

11.	COMMITMENTS

The Company is committed to making the following payments for base rent on its office in Downers Grove, Illinois: 2015

2015	$13,320
2016	27,390
2017	28,140
2018 and thereafter	28,890
$97,740

The rent expense in the consolidated statements of operation and comprehensive income for the six months ended June 30, 2015 amounted to $64,405 (June 30, 2014 - $64,501).

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2015 and 2014
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

12.	SUPPLEMENTAL CASH FLOW INFORMATION

	Six months	Year ended
	ended June 30,	December 31,
	2015	2014

Non-cash financing activities	$-	$-
Amortization of property and equipment allocated to cost of goods sold	$135,946	$158,384
Amortization allocated to inventory	$-	$10,018
Interest paid	$-	$-
Income taxes paid	$-	$-

	Six months	Year ended
	ended June 30,	December 31,
	2015	2014

Cash and Cash Equivalents is comprised of:
Cash	$2,099,840	$6,025,463
Guaranteed investment certificates	2,405,100	3,870,000
	$4,504,940	$9,895,463

13.	EARNINGS PER SHARE

The calculation of basic and diluted earnings (loss) per share for the relevant periods is based on the following:

	Six months	Year ended
	ended June 30,	December 31,
	2015	2014

Net income and comprehensive income (loss) for the period	$433,952	$4,025,781

Basic weighted average number of common shares outstanding	45,388,943	44,094,866
Effect of dilutive securities: Options	1,368,571	1,770,013
Diluted weighted average number of common shares outstanding	46,757,514	45,864,879

Basic earnings (loss) per share	$0.01	$0.09
Diluted earnings (loss) per share	$0.01	$0.09

KELSO TECHNOLOGIES INC.
Notes to Consolidated Interim Financial Statements
For the six months ended June 30, 2015 and 2014
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

14.	SIGNIFICANT CUSTOMERS

The following table represents sales to individual customers exceeding 10% of the Company’s annual revenues:

		Six months
	Six months ended	ended June 30,
	June 30, 2015	2014

Customer A	$5,740,396	$8,688,399
Customer B	$1,495,725	$1,232,529
Customer C	$1,457,712	$-

Customers A, B and C are major US corporations, who have displayed a pattern of consistent timely payment of accounts owing.

15.	EMPLOYEE BENEFITS

Total employee benefit expenses, including salary and wages, management compensation, share-based expense and benefits for the six months June 30, 2015 amounted to $2,688,824 (2014 - $1,641,888).

16.	SEGMENTED INFORMATION

The Company operates primarily in one business segment, the design, production and distribution of various proprietary pressure relief valves, with operations located in the United States.